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March 30, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Taubman Centers, Inc.(“Taubman”, “TCO” or the “Company”) Soliciting Material filed pursuant to Rule 14a-12 by Land & Buildings Capital Growth Fund, L.P. et al. Filed March 21, 2018 File No. 001-11530

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated March 23, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Land & Buildings Capital Growth Fund, L.P. (together with the other participants in the proxy solicitation, “Land & Buildings”) and provide the following responses on its behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a factual foundation must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to us on a supplemental basis. Accordingly, please provide the basis for the following disclosures:

Land & Buildings acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for each of the statements referenced below. Accordingly, Land & Buildings provides the Staff with the following supplemental support for each of the below-referenced statements.

•	assertion of a pattern of “perplexing capital allocation decisions”;

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following supplemental support for this statement.

First, Land & Buildings directs the Staff to its solicitation materials in connection with its campaign to elect directors at the Company’s 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”), which outline in detail the abysmal capital allocation decisions at Taubman. Specifically, Land & Buildings refers the Staff to its Investor Presentation titled “Addressing Abysmal Corporate Governance and Chronic Underperformance at Taubman Centers”, which was filed with the SEC on May 1, 2017 (the “Investor Presentation”) and can be viewed at the link below.

https://www.sec.gov/Archives/edgar/data/890319/000092189517001238/ex991dfan14a10432013_050117.pdf

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 30, 2018

As set forth in the Investor Presentation Section 5 titled “Taubman’s History of Abysmal Capital Allocation” (slides 95 – 124), Taubman has an extensive history of poor capital allocation decisions. As detailed on slide 98 and by subsequent slides regarding the specific Taubman projects at issue, Land & Buildings estimated that the Company’s 5-year capital allocation record likely cost shareholders approximately $1 billion due to, among other things, persistent construction cost overruns, delayed openings on over half of the Company’s new developments, the high-end focus which appears out of touch with the changing retail landscape, the apparent inability to meet forecasted stabilized returns and the need for substantial impairments. Taubman has recorded more than $300 million in impairment charges since 2008 for the five poorly executed investments highlighted in the Investor Presentation.

Land & Buildings also highlighted additional perplexing capital allocation decisions at Taubman in the Investor Presentation, including the past management debacles at (i) The Pier Shops, in which Taubman purchased a 30% interest in the development and later took a $108 million impairment in 2009 and discontinued financial support of The Pier Shops (in 2011, the asset was foreclosed and later sold for pennies on the dollar by creditors) and (ii) the concerning sale of seven malls that Taubman had developed to Starwood for a mere 10% gross return on costs for these developments (during a spectacular 10-year period for mall NOI growth) and of which Land & Buildings estimated should have generated returns of approximately 75% to shareholders given the NOI growth and cap rate compression that occurred during this time. Also noteworthy are the number of capital allocation concerns expressed by the investment community generally as set forth on slide 124 of the Investor Presentation.

Unfortunately, Taubman’s capital allocation missteps have persisted since the 2017 Annual Meeting, including its continued lower than expected development yields and later delayed stabilization dates, resulting in inferior returns on new investments. In conjunction with its fourth quarter 2017 earnings release, the Company announced in February that it was not going to achieve net operating income stabilization on its latest group of developments until 2020, versus prior 2019 expectations of achieving net operating income stabilization. In addition, the Company lowered the expected net operating income at stabilization on its latest group of developments. Yet Taubman announced that it plans to announce another development start in Asia this year (see slides 116 and 117 of the Investor Presentation outlining Land & Buildings’ prior concerns with Taubman’s expansion into Asia). Taubman also recently announced that its balance sheet will remain overleveraged for even longer than it previously expected, with debt to EBITDA not expected to reach its targeted range until 2020 versus prior expectations of 2019.

•	assertion that “a majority of the non-Taubman Family shareholders already voted for [Jonathan Litt’s] appointment to the board at last year’s meeting”; and

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following supplemental support for this statement.

Based on Land & Buildings’ review of the final tabulation of the voting results for the 2017 Annual Meeting, Land & Buildings was able to determine that a majority of non-Taubman Family shareholders, which excludes the 30% voting interest held by the Taubman Family, voted in favor of the election of Jonathan Litt at the 2017 Annual Meeting.

March 30, 2018

Setting aside the obvious fact that the Taubman Family (which includes TCO directors Bobby and William Taubman and the shares beneficially owned by them) would vote in favor of Bobby Taubman at the 2017 Annual Meeting1, Land & Buildings, with the assistance of its proxy solicitor, was able to determine that the Taubman Family voted in favor of Mr. Taubman (and thus against Mr. Litt) based on the voting tabulation received from Broadridge and its review of the GOLD proxy cards voting in favor of Mr. Litt, which did not include members of the Taubman Family, together with the final voting results, copied below, provided by the independent inspector of election IVS.

More specifically, if we assume that the Taubman Family voted approximately 25,000,000 shares, which Land & Buildings believes to be a conservative estimate2, Bobby Taubman’s total vote would have been 23,362,326 shares, i.e. 48,362,326 shares less the 25,000,0000 shares owned by the Taubman Family. Jonathan Litt’s total vote was 31,051,942 shares, which demonstrates that Mr. Litt received a majority of the votes from non-Taubman shareholders.

IVS Associates, Inc.
Independent Inspectors of Election

Taubman Centers, Inc.

ANNUAL MEETING - JUNE 1, 2017

Final Voting Results - June 8, 2017

		1) Election of Directors		2) Ratification of Auditors			3) Executive Compensation		
	Quorum	**For**	**Withhold**	**For**	**Against**	**Abstain**	**For**	**Against**	**Abstain**
Management - Bank/Broker	23,655,981	23,551,755	63,217	23,608,635	3,705	43,641	23,493,444	57,581	63,947
Management - Registered	25,284,883	25,279,894	4,989	25,283,342	1,087	454	25,277,838	6,142	903
Management - Total	**48,940,864**	**48,831,649**	**68,206**	**48,891,977**	**4,792**	**44,095**	**48,771,282**	**63,723**	**64,850**
	Quorum	**For**	**Withhold**	**For**	**Against**	**Abstain**	**For**	**Against**	**Abstain**
Land/Buildings - Bank/Broker	31,105,833	31,015,445	90,388	30,792,097	304,700	9,036	28,993,124	2,061,475	51,234
Land/Buildings - Registered	36,597	36,597	0	36,597	0	0	33,431	1,166	2,000
Land/Buildings - Total	**31,142,430**	**31,052,042**	**90,388**	**30,828,694**	**304,700**	**9,036**	**29,026,555**	**2,062,641**	**53,234**
GRAND TOTAL	**80,083,294**	*	*	**79,720,671**	**309,492**	**53,131**	**77,797,837**	**2,126,364**	**118,084**

* See Individual Director Nominee Votes Below

		4) Frequency of Executive Compensation Votes			
	Quorum	**1 Year**	**2 Years**	**3 Years**	**Abstain**
Management - Bank/Broker	23,655,981	23,312,793	211,194	22,374	68,611
Management - Registered	25,284,883	25,020,055	207,586	4,338	52,904
Management - Total	**48,940,864**	**48,332,848**	**418,780**	**26,712**	**121,515**
	Quorum	**1 Year**	**2 Years**	**3 Years**	**Abstain**
Land/Buildings - Bank/Broker	31,105,833	29,685,691	6,269	1,378,202	35,671
Land/Buildings - Registered	36,597	36,597	0	0	0
Land/Buildings - Total	**31,142,430**	**29,722,288**	**6,269**	**1,378,202**	**35,671**
GRAND TOTAL	**80,083,294**	**78,055,136**	**425,049**	**1,404,914**	**157,186**
Shares Entitled	**85,639,952**				
Percentage Voted	**93.51%**				

Stand Offs	0
Set Asides	24
Overvotes	7,780

Broker Non-Votes	
Prop. 1	**41,009**
Prop. 2	**0**
Prop. 3	**41,009**
Prop. 4	**41,009**

Election of Directors	**For**	**Withheld**
Robert S. Taubman	**48,362,326**	**537,529**
Cia Buckley Marakovits	**79,829,017**	**213,268**
Myron E. Ullman, III	**48,819,630**	**80,225**
Charles Elson	**31,051,942**	**90,488**
Jonathan Litt	**31,051,942**	**90,488**

1 In fact, the Company solicited proxies in favor of the election of Bobby Taubman and urged shareholders to vote against the election of Jonathan Litt at the 2017 Annual Meeting. As a reminder, Bobby Taubman is the Chairman, President and CEO of the Company. See footnote below for his ownership of shares of the Company.

2 According to the Company’s 2017 definitive proxy statement, Bobby Taubman beneficially owned 26,539,639 shares and William Taubman beneficially owned 25,344,676 shares as of the record date for the 2017 Annual Meeting.

March 30, 2018
Page4

•	assertion of a multi-year “pattern of self-preservation”.

Land & Buildings acknowledges the Staff’s comment and respectfully refers the Staff to its prior response letter, dated March 23, 2018, in which Land & Buildings detailed its support for its belief that the Company has engaged in a pattern of entrenchment tactics. For the same reasons set forth therein, Land & Buildings believes that Taubman has displayed a pattern of self-preservation (i.e. entrenching their positions and maintaining the status quo). For the Staff’s reference, Land & Buildings has nonetheless set forth the support previously provided to the Staff below.

As detailed at length in Land & Buildings’ solicitation materials in connection with its campaign to elect directors at the 2017 Annual Meeting, the Company has engaged in numerous entrenchment tactics designed to preserve the status quo to the detriment of TCO shareholders. Specifically, Land & Buildings refers the Staff to the Investor Presentation3, which as noted above is titled “Addressing Abysmal Corporate Governance and Chronic Underperformance at Taubman Centers” (emphasis added).

As detailed throughout the Investor Presentation and in particular Section 2 titled “Troubling History of Abysmal Corporate Governance and Chronic Underperformance Under Leadership of Bobby Taubman” (slides 32 – 49) and Section 3 titled “Taubman Centers’ Worst in Class Corporate Governance” (slides 50-78) as well as the timeline in the Appendix titled “Taubman’s Timeline of Governance Failures and Capital” (slides 148 – 151), Taubman has engaged in numerous tactics and poor corporate governance practices that have served to entrench the current Board, namely, to preserve the Taubman family’s control over the Company to the detriment of Taubman shareholders, including, among others: the existence of a dual-class voting structure that gives the Taubman family approximately 30% of the voting power of the Company, which Glass, Lewis & Co., LLC, a leading proxy voting advisory firm (“Glass Lewis”), highlighted as problematic in its report for the 2017 Annual Meeting (see more on this below); the over-tenured4 and interconnected Board; the combined roles of CEO and Chairman held by Robert Taubman and the appointment of Myron UIllman as Lead Director without having ever been elected to the Board by Taubman shareholders; the maintenance of a classified Board until Land & Buildings’ involvement (and as an 11th hour attempt to sway votes) despite a majority of the Company’s shareholders who voted in 2007 and 2008 supporting shareholder-proposals to declassify the Board, thereby demonstrating a failure to listen to the will of its shareholders5; allowing the Taubman family to have previously pledged 1/3rd of their OP units and Series B Preferred Stock, which was frowned upon by one of the leading proxy voting advisory firms Institutional Shareholder Services (“ISS”); the rejection of The Simon Property Group’s bid for Taubman despite a majority of shareholders supporting the acquisition; and the Board’s likely prior breach of fiduciary duties to Taubman shareholders.6

3 Available at https://www.sec.gov/Archives/edgar/data/890319/000092189517001238/ex991dfan14a10432013_050117.pdf.

4 Glass Lewis likewise criticized the stale Board stating in its 2017 report: “Based upon our review and interactions, we view the Taubman board as an old-style board in need of further change and refreshment beyond the largely cosmetic and reactive changes it has made to date.”

5 ISS recommended that shareholders vote against all three directors up for re-election at the Company’s 2009 annual meeting given the Board’s failure to listen to the will of its shareholders to declassify the Board. In addition, prior to its commitment to declassify the Board, Green Street Advisors, the leading independent research and advisory firm in the REIT industry, issued the Company the worst governance rating among all REITs.

6 Simon Property Group, Inc. v. Taubman Centers, Inc., 261 F. Suppl. 2d 919, 939 (E.D. Mich. 2003), where the Judge found a likely breach of fiduciary duties by the Board.

March 30, 2018

Despite TCO Chairman and CEO Bobby Taubman and Lead Director Myron Ullman being re-elected to the Board at the 2017 Annual Meeting, Land and Buildings’ nominees received near unanimous support from active managers and unanimous support from all three of the proxy advisory firms ISS, Glass Lewis and Egan-Jones, all of which highlighted the troubling governance practices at Taubman. The bottom line is that a majority of non-Taubman family shareholders sent a clear message that change is needed at the Company by voting in favor of the election of Land & Buildings’ nominees (and thereby, effectively against the election of Taubman CEO/Chairman and Lead Director).

Unfortunately, since the 2017 Annual Meeting, the Company has continued to engage in entrenchment-minded tactics designed to preserve the status quo. First, despite the Company’s announced commitment to declassify and refresh the Board, in the months following the 2017 Annual Meeting, Taubman remained opaque in its communications with shareholders regarding the timing of the promised corporate governance changes. As a result, Land & Buildings was compelled to file proxy materials to call a special meeting of shareholders requesting approval of proposals related to the immediate de-staggering and refreshment of the Board. Land & Buildings’ believes this action ultimately compelled Taubman to subsequently disclose to shareholders the timing and details surrounding its commitment to de-stagger and refresh the Board. Taubman shareholders deserve directors who will proactively do what is right for shareholders and work tirelessly to enhance value, not ones who appear only committed to doing so in the face of shareholder pressure. Further, while the Company could have committed to provide for a more accelerated de-classification, by, for example, asking all Board members to agree to stand for re-election annually, it has not chosen to do so and thus, the Board will not be fully declassified until the 2020 annual meeting of shareholders.

Perhaps most concerning to Land & Buildings is the Company’s continued refusal to take action to eliminate the dual-class voting structure that has enabled the Taubman family to effectively control the Company through its 30% voting power. Others share Land & Buildings’ concerns, including non-Taubman family shareholders that voted to support Land & Buildings’ slate at the 2017 Annual Meeting and leading proxy voting advisory firms ISS and Glass Lewis.

In recommending that Taubman shareholders vote for the election of Land & Buildings’ slate of nominees in their 2017 reports, ISS and Glass Lewis stated:

“(T)he Company's track record of not only maintaining, but also utilizing, long frowned upon corporate governance practices such as…a dual-class voting stock structure, among others, to disenfranchise common shareholders… have contributed to sub-optimal operational and TSR performance in recent years.” (emphasis added) – Glass Lewis

“The board's decision, including the decision to incur the obligation to issue the Series B shares, has resulted in a situation in which the minority unitholders control the public equity without owning a commensurate share of that public equity (and admittedly, they cannot own more than a 10 percent stake of the public equity without jeopardizing its REIT status). Commandeering the shareholder vote has a cost that's difficult to quantify given that some of the repercussions are relatively concrete, and others are somewhat abstract though no less consequential.” (emphasis added) - ISS

Further, in recommending that Taubman shareholders consent to Land & Buildings’ request to call a special meeting of shareholders to immediately de-stagger and refresh the Board, Glass Lewis stated the following:

“Had the Taubman family's voting power been limited to 8.2%, instead of the 30.2% it has as a result of the dual-class voting stock structure, given the broad support that Land & Buildings received from other shareholders, the Dissident's director nominees would have been elected to the board at the 2017 annual meeting.”

March 30, 2018

For this reason, Land & Buildings intends to present a non-binding business proposal for approval by Taubman shareholders at the 2018 Annual Meeting regarding the elimination of the dual class voting structure. Land & Buildings believes the dual-class voting structure has served to disenfranchise common shareholders and will continue to do so until eliminated.

In addition to the concerns noted above, Taubman took steps to further disenfranchise shareholders. On September 29, 2017, the Company amended its Bylaws without shareholder approval to limit the jurisdiction in which shareholders can legally challenge the Company to Taubman’s home turf in Michigan. ISS and Glass Lewis appear to share Land & Buildings’ concerns. According to Glass Lewis, “bylaw provisions limiting a shareholder’s choice of legal venue are not in the best interest of shareholders.” Further, ISS generally recommends voting “against or withhold from directors individually, committee members, or the entire board…if the board amends the company's By-Laws or charter without shareholder approval…” and does not otherwise provide a compelling justification for adopting such a Bylaw provision. Taubman’s September 29th Form 8-K disclosing the Bylaw amendment lacks any rationale whatsoever for adopting such a Bylaw provision.

Further, in November 2017, Taubman added two new directors to the Board. Unfortunately, rather than selecting directors with no affiliations or ties to Taubman or the Taubman family, the Board chose to appoint (i) Mayree Clark, the investment banker who promoted and led the initial public offering (IPO) of Taubman Centers in 1992 at Morgan Stanley and (ii) Michael Embler, who was the former CIO of Franklin Mutual Advisors, a company which close Taubman Family friend was the chairman of for many years. Of all the highly-qualified individuals that could represent shareholders, including Land & Buildings’ prior nominees that non-Taubman family shareholders supported, the Board chose a friend of the Taubman Family (see more on this below) and an advocate for the Company during its IPO. The Board has seemingly failed to embrace the need for true independence in the boardroom, which demonstrates that the corporate governance and board selection process appear to remain fundamentally broken at Taubman and that the Board members appear more intent on preserving their seats.

2.	Please identify the “close Taubman Family friend” and tell us how the participants know that this individual is a family friend.

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following supplemental support for this statement.

Jonathan Litt and Craig Melcher of Land & Buildings met with Michael Price, who was a shareholder of TCO and manages a hedge fund based in New York, on May 11, 2017. Mr. Price stated that he was a friend of Al Taubman, the Founder of Taubman Centers and the father of Chairman, President and CEO Bobby Taubman. Mr. Price said he had first met Bobby decades ago and walked malls with Bobby at the time.

Mr. Price sold his company to Franklin Mutual Advisers and became the Chairman of the company. Mr. Embler, who was recently appointed to the Taubman Board, was the former CIO of Franklin Mutual.

Also, to clarify, Land & Buildings did not refer to this friend as being a “family friend” but rather a friend of the Taubman Family (where the Taubman Family is previously defined as the members of the Taubman family).

March 30, 2018

* * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda, Esq.

Meagan M. Reda, Esq.

cc:	Jonathan Litt, Land & Buildings Investment Management, LLC Steve Wolosky, Esq., Olshan Frome Wolosky LLP